UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PENN TREATY AMERICAN CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

707874103

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		McGrath North Mullin & Kratz, PC LLO
2222 Skyline Drive		Suite 3700 First National Tower
Elkhorn, NE 68022		Omaha, NE 68102
(402) 289-3217		(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2006

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 707874103	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

Number of	1,658,400 Shares
Shares
Beneficially	8. Shared Voting Power
Owned by
Reporting	0
Person
With	9. Sole Dispositive Power

1,658,400 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,658,400 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain

Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 7.1% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 707874103	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 2 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Penn Treaty American Corporation (“Penn Treaty”) by adding the following information to the item indicated:

ITEM 2. IDENTITY AND BACKGROUND.

The sole general partner of the Partnership is Parsow Management LLC, 2222 Skyline Drive, Elkhorn, Nebraska 68022 (the “General Partner”). Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022, is the sole manager of the General Partner. The General Partner is a Nebraska limited liability company.

(d)-(e) The General Partner has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of August 10, 2006, the Partnership owns 1,658,400 shares of Penn Treaty common stock. The Penn Treaty Form 10-Q for the quarter ended September 30, 2005 reported that there were outstanding 23,268,685 shares of Penn Treaty common stock as of November 11, 2005. Based on this number, the Partnership owns approximately 7.1% of the Penn Treaty common stock.

(c) During the past 60 days, the Partnership purchased 222,400 shares of Penn Treaty common stock, in open market transactions, at prices ranging from $6.75 to $7.67 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: August 11, 2006

Elkhorn Partners Limited Partnership

By: Parsow Management LLC, General Partner

By:	/s/ Alan S. Parsow

Alan S. Parsow

Sole Manager